

Mail Stop 3561

June 19, 2008

Mr. Tong Liu
Chief Executive Officer
American Business Holdings, Inc.
No. 194, Guogeli Street, Harbin
Heilongjiang Province, China 150001

> **Re:** **American Business Holdings, Inc.**
> **Form 8-K/A**
> **Filed June 11, 2008**
> **File No. 333-132429**

Dear Mr. Liu:

We have reviewed your amended filing and response letter dated June 11, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 2 on Form 8-K Filed June 11, 2008

1. We note that the Item Tags to the filing excluded Item 4.01, Item 5.03 and Item 8.01. Please change Item Tags to include each of the items disclosed in the filing.

2. We note your response to comment two in our letter dated June 3, 2008. Please include the statement previously requested in your response to this letter or submit the statement as a separate correspondence file on EDGAR.

3. Please include your correct name on the cover page.

Please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter as a correspondence file on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant